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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                             (Amendment No. 3)(1)


                            U.S.B. Holding Co., Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902910108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

                  [x]        Rule 13d-1(b)
                  [ ]        Rule 13d-1(c)
                  [ ]        Rule 13d-1(d)



----------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages





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

--------------------------------------------------------------------------------
 CUSIP NO. 902910108                  13G                    PAGE 2 OF  13 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
            U.S.B. Holding Co., Inc. Employee Stock Ownership Plan
            (with 401(k) provisions)
            (EIN No. 36-3197969)
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]

    2                                                                 (b)  [ ]

--------------------------------------------------------------------------------
           SEC USE ONLY

    3

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
    4      Organized under the laws of New York

--------------------------------------------------------------------------------

    NUMBER OF         5     SOLE VOTING POWER
     SHARES                 None (see item 4)
  BENEFICIALLY        ----------------------------------------------------------
   OWNED BY           6     SHARED VOTING POWER
     EACH                   None (see item 4)
   REPORTING          ----------------------------------------------------------
    PERSON            7     SOLE DISPOSITIVE POWER
     WITH                   563,442 shares (see item 4)
--------------------------------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER
                            801,400 shares (see item 4)

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9      1,364,842 shares (see item 4)

--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
          8.5% (see Item 4)

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
  12
          EP

--------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               Page 2 of 13 Pages





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


--------------------------------------------------------------------------------
 CUSIP NO. 902910108                  13G                    PAGE 3 OF  13 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
            Steven T. Sabatini
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]

    2                                                                   (b)  [ ]

--------------------------------------------------------------------------------
           SEC USE ONLY

    3

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
    4      United States

--------------------------------------------------------------------------------

    NUMBER OF         5     SOLE VOTING POWER
     SHARES                 186,216 shares (inclusive of shares issuable upon
  BENEFICIALLY              exercise of vested stock options; see item 4)
   OWNED BY           ----------------------------------------------------------
     EACH             6     SHARED VOTING POWER
   REPORTING                195 shares (see item 4)
    PERSON            ----------------------------------------------------------
     WITH             7     SOLE DISPOSITIVE POWER
                            166,521 shares (inclusive of shares issuable
                            upon exercise of vested stock options; see item 4)
--------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                      8     1,364,842 shares (see item 4)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9      1,535,406 shares (see item 4)

--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
          9.5% (see Item 4)

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
  12
          IN

--------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 3 of 13 Pages






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



--------------------------------------------------------------------------------
 CUSIP NO. 902910108                  13G                    PAGE 4 OF  13 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
            Herbert Peckman
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]

    2                                                                   (b)  [ ]

--------------------------------------------------------------------------------
           SEC USE ONLY

    3

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
    4      United States

--------------------------------------------------------------------------------

    NUMBER OF         5     SOLE VOTING POWER
     SHARES                 310,213 shares (inclusive of shares issuable upon
  BENEFICIALLY              exercise of vested stock options; see item 4)
   OWNED BY           ----------------------------------------------------------
     EACH             6     SHARED VOTING POWER
   REPORTING                None (see item 4)
    PERSON            ----------------------------------------------------------
     WITH             7     SOLE DISPOSITIVE POWER
                            310.213 shares (inclusive of shares issuable
                            upon exercise of vested stock options; see item 4)
--------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                      8     1,364,842 shares (see item 4)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9      1,675,055 shares (see item 4)

--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
          10.4% (see Item 4)

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
  12
          IN

--------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 4 of 13 Pages





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



--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
           Patricia E. Acampora
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]

    2                                                                   (b)  [ ]

--------------------------------------------------------------------------------
           SEC USE ONLY

    3

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OR ORGANIZATION
    4      United States

--------------------------------------------------------------------------------

    NUMBER OF         5     SOLE VOTING POWER
     SHARES                 65,701 shares (inclusive of shares issuable upon
  BENEFICIALLY              exercise of vested stock options; see item 4)
   OWNED BY           ----------------------------------------------------------
     EACH             6     SHARED VOTING POWER
   REPORTING                None (see item 4)
    PERSON            ----------------------------------------------------------
     WITH             7     SOLE DISPOSITIVE POWER
                            16,933 shares (inclusive of shares issuable
                            upon exercise of vested stock options; see item 4)
--------------------------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                      8     1,364,842 shares (see item 4)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9      1,381,775 shares (see item 4)

--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
  11
          8.6% (see Item 4)

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
  12
          IN

--------------------------------------------------------------------------------
                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 5 of 13 Pages




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INTRODUCTION

            The Plan named in Item 2 below is hereby filing this Schedule
13G as a qualified employee benefit plan under Rule 13d-1(b)(1). According to Rule 13d-1(f), where two or more persons are required to file a statement with information concerning the same securities they may file jointly as long as all persons in the group are eligible to file the form separately. However, in order to avoid needless repetition in filing and to promote administrative efficiency, the Commission staff has taken the position that individuals who are the beneficial owners of more than 5% of a class of securities may file jointly with an eligible entity within their control where each individual owns, directly or through an ineligible entity, less than 5% of the class and has no intention of influencing or changing the control of the issuing company. See Fayez Sarofim, 1979-1980 FED. SEC. L. REP. [p] 82,312 (1979); Gabelli Group, Inc., Release No. 34-26005 (August 17, 1988); Warren E. Buffet and Berkshire Hathaway, Inc. (December 5, 1986). In reliance upon this position, the Trustees named in Item 2 below hereby join with the Plan in the filing of this Schedule 13G.


ITEM 1 (a). NAME OF ISSUER:

            This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), issued by U.S.B. Holding Co., Inc. (the "Company").

ITEM 1 (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            The principal executive offices of the issuer are located at c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.



                               Page 6 of 13 Pages




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ITEM 2 (a). NAME OF PERSON FILING:

            This statement is being filed by the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the "Plan") and Steven
T. Sabatini, Herbert Peckman, and Patricia E. Acampora, who are the trustees of the Plan (collectively referred to as the "Trustees"). The Plan was established to hold the assets contributed by the Company and its participating employees under the provisions contained therein.

ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            The principal business address of each of the Plan and the Trustees (Mr. Sabatini, Mr. Peckman and Ms. Acampora) is c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.

ITEM 2 (c). CITIZENSHIP:

            The Plan is organized under the laws of New York State. Mr. Sabatini, Mr. Peckman and Ms. Acampora are all citizens of the United States.

ITEM 2 (d). TITLE OF CLASS OF SECURITIES:

            The title of the class of securities to which this report relates is Common Stock.

ITEM 2 (e). CUSIP NUMBER:

            The CUSIP number of the Common Stock is 902910108.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1 (b), OR 13d-2 (b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

   (a)      [ ]   Broker or dealer registered under Section 15 of the Exchange
                  Act;

   (b)      [ ]   Bank as defined in Section 3 (a) (6) of the Exchange Act;

   (c)      [ ]   Insurance company as defined in Section 3 (a) (19) of the
                  Exchange Act;

   (d)      [ ]   Investment company registered under Section 8 of the
                  Investment Company Act;

   (e)      [ ]   An Investment Adviser in accordance with Rule
                  13d-1 (b)(1) (ii) (E);


                               Page 7 of 13 Pages



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


   (f)      [x]   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1 (b) (1) (ii) (F);

   (g)      [ ]   A parent holding company or control person in accordance with
                  Rule 13d-1 (b) (ii) (G);

   (h)      [ ]   A savings association as defined in Section 3 (b) of the
                  Federal Deposit Insurance Act;

   (i)      [ ]   A church plan that is excluded from the definition of an
                  investment company under Section 3 (c) (14) of the Investment
                  Company Act;

   (j)      [ ]   Group, in accordance with Rule 13d-1 (b) (1)(ii)(J)

   If this statement is filed pursuant to Rule 13d-1 (c), check this box. [ ]

ITEM 4.     OWNERSHIP

     (a)-(b)  Amount beneficially owned/Percent of class:

          The number of shares of Common Stock, and the approximate percentage of all issued and outstanding shares of Common Stock directly held by each of the Plan and the Trustees as of December 31, 1998 were as follows:


                  Reporting             Number of Shares       Percentage of
                  Person                Beneficially Owned     Outstanding Shares(1)
                  ---------             ------------------     ---------------------
                  Plan                  1,364,842                  8.5%
                  Mr. Sabatini          1,535,406 (2)              9.5%
                  Mr. Peckman           1,675,055 (3)             10.4%
                  Ms. Acampora          1,381,775 (4)              8.6%


                  (1) Based upon 15,963,547 shares of Common Stock issued and outstanding as of December 31, 1998, plus the aggregate number of shares, if any, which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of options, warrants or other convertible securities held by such Reporting Person.

                  (2) This amount includes: (i) 1,364,842 shares of Common Stock held by the Plan; (ii) 3,848 shares of Common Stock held by the Company's Key Employees' Supplemental Investment Plan (the "KESIP") and allocated to Mr. Sabatini; (iii) 6,801 shares of Common Stock owned directly by Mr. Sabatini; (iv) 195 shares of Common Stock owned of record by children of Mr. Sabatini who have reached the age of majority but who reside in Mr. Sabatini's household; and (v)


                               Page 8 of 13 Pages



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

                           vested employee stock options to purchase 159,720 shares of Common Stock held by Mr. Sabatini. The 186,411 shares of Common Stock beneficially owned by Mr. Sabatini other than through the Plan as a Trustee (but inclusive of the 15,847 KSOP shares allocated to Mr. Sabatini under the Plan) represent approximately 1.2% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Mr. Sabatini). Mr. Sabatini disclaims beneficial ownership of the 195 shares of Common Stock owned of record by his children.

                  (3) This amount includes: (i) 1,364,842 shares of Common Stock held by the Plan; (ii) 242,013 shares of Common Stock owned directly by Mr. Peckman; and (iii) vested director stock options to purchase 68,200 shares of Common Stock held by Mr. Peckman. The 310,213 shares of Common Stock beneficially owned by Mr. Peckman other than through the Plan as a Trustee represent approximately 1.9% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Mr. Peckman).

                  (4) This amount includes: (i) 1,364,842 shares of Common Stock held by the Plan; (ii) 7,253 shares of Common Stock owned directly by Ms. Acampora; and (iii) vested employee stock options to purchase 9,680 shares of Common Stock held by Ms. Acampora. The 65,701 shares of Common Stock beneficially owned by Ms. Acampora other than through the Plan as a Trustee (but inclusive of the 48,768 KSOP shares allocated to Ms. Acampora under the Plan) represent approximately 0.4% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options held by Ms. Acampora).

         (c) Number of shares as to which such person has: (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition of, and (iv) shared power to dispose or direct the disposition of:

           Under the trust agreement by which the Plan has been constituted (the "Trust Agreement"), the Trustees have the sole power to vote any shares of Common Stock owned by the Plan which are attributable to employer contributions under the Plan and which have not been allocated to individual participants', accounts. As of December 31, 1998, there were no such unallocated shares. The Trustees have no voting power with respect to shares of Common Stock attributable to employer contributions which have been allocated to participants' accounts, or with respect to shares of Common Stock attributable to employee contributions. Under the Trust Agreement, the Trustees must vote such shares in accordance with the participants' directions. As of December 31, 1998, all 1,364,842 shares owned by the Plan (collectively, the "KSOP Shares") were in this category.


                               Page 9 of 13 Pages




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


           Under the Trust Agreement, the Trustees have the sole power to dispose of shares of Common Stock owned by the Plan which are attributable to employer contributions other than matching contributions. The Trust Agreement requires such contributions to be invested "primarily" in Common Stock; subject to that requirement, the Trustees may select alternative investments. As of December 31, 1998, approximately 563,442 shares of Common Stock owned by the Plan (collectively, the "ESOP Shares") were attributable to non-matching employer contributions and the Trustees had sole power to dispose of the ESOP Shares.

           Contributions by employees under the Plan, together with matching contributions by the employer, are invested either in Common Stock or in a fund consisting of other securities, as each participant directs, subject to the consent of the Trustees. As of December 31, 1998, approximately 801,400 shares of Common Stock owned by the Plan (collectively, the "401(k) Shares") were attributable to employee contributions or matching employer contributions and the Trustees had shared power (with the respective participants) to dispose or direct the disposition of the 401(k) Shares.

           Mr. Sabatini: (i) has the sole power to vote or direct the vote of an aggregate of 186,216 shares of Common Stock (inclusive of the 6,801 shares of Common Stock directly owned by him, the 159,720 shares of Common Stock issuable upon the exercise of vested employee stock options held by him, 3,848 shares held by the KESIP and allocated to his account, and 15,847 of the KSOP Shares that are allocated to his account); (ii) may be deemed to share with his children the power to vote or direct the vote of the 195 shares of Common Stock owned of record by his children; (iii) has sole power to dispose or direct the disposition of an aggregate of 166,521 shares of Common Stock (inclusive of the 6,801 shares of Common Stock directly owned by him and the 159,720 shares of Common Stock issuable upon the exercise of vested employee stock options held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,364,842 KSOP Shares. Mr. Sabatini disclaims beneficial ownership of the 195 shares of Common Stock owned of record by his children.



                               Page 10 of 13 Pages




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


           Mr. Peckman: (i) has the sole power to vote or direct the vote of an aggregate of 310,213 shares of Common Stock (inclusive of the 242,013 shares of Common Stock directly owned by him and the 68,200 shares of Common Stock issuable upon the exercise of vested director stock options held by him);
(ii) does not have any shared power to vote or direct the vote of any shares of Common Stock; (iii) has sole power to dispose or direct the disposition of an aggregate of 310,213 shares of Common Stock (inclusive of the 242,013 shares of Common Stock directly owned by him and the 68,200 shares of Common Stock issuable upon the exercise of vested director stock options held by him); and
(iv) may be deemed to have shared power to dispose or direct the disposition of the 1,364,842 KSOP Shares.

           Ms. Acampora: (i) has the sole power to vote or direct the vote of an aggregate of 65,701 shares of Common Stock (inclusive of the 7,253 shares of Common Stock directly owned by her, the 9,680 shares of Common Stock issuable upon the exercise of vested employee stock options held by her and 48,768 of the KSOP Shares that are allocated to her account); (ii) does not have any shared power to vote or direct the vote of any shares of Common Stock; (iii) has sole power to dispose or direct the disposition of an aggregate of 16,933 shares of Common Stock (inclusive of the 7,253 shares of Common Stock directly owned by her and the 9,680 shares of Common Stock issuable upon the exercise of vested employee stock options held by her); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,364,842 KSOP Shares.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
           PERSON.

           The Plan holds all of its shares of Common Stock on behalf of the participants in the Plan. Dividends paid on shares of Common Stock which are held in participants' accounts are credited to their accounts. The proceeds from the sale of shares of Common Stock which are held in participants' accounts are likewise credited to their accounts. When a participant withdraws from the Plan, the vested portion of the participant's account is distributed to the participant.


                               Page 11 of 13 Pages




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ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
           ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
           COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATIONS.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 12 of 13 Pages



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1999               U.S.B. Holding Co., Inc. Employee Stock
                                       Ownership Plan (with 401(k) provisions)



                                       By: /s/ STEVEN T. SABATINI
                                           ____________________________________
                                           Steven T. Sabatini,
                                           Trustee



                                       By: /s/ HERBERT PECKMAN
                                           ____________________________________
                                           Herbert Peckman,
                                           Trustee



                                       By: /s/ PATRICIA ACAMPORA
                                           ____________________________________
                                           Patricia Acampora,
                                           Trustee(1)



                                           /s/ STEVEN T. SABATINI
                                           ____________________________________
                                           Steven T. Sabatini, Individually



                                           /s/ HERBERT PECKMAN
                                           ____________________________________
                                           Herbert Peckman, Individually



                                           /s/ PATRICIA ACAMPORA
                                           ____________________________________
                                           Patricia Acampora, Individually





--------------------

  (1) Ms. Acampora was a Trustee of the Plan throughout the 1998 calendar year and on the December 31, 1998 "Date of Event Which Requires Filing of this Statement"; however, Ms. Acampora is not presently a Trustee of the Plan.


                               Page 13 of 13 Pages



                            STATEMENT OF DIFFERENCES

The paragraph symbol shall be expressed as.................................[p]